UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)*


                    Under the Securities Exchange Act of 1934




                              Leading Brands, Inc.
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                                (Name of Issuer)


                         Common Shares without par value
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                         (Title of Class of Securities)


                                    52170U108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   52170U108
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                  Fort Mason Capital, LLC*
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  [ ]                 (b)  [ ]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With      (5) Sole Voting Power:            666,667*
                                          --------------------------------------
                                      (6) Shared Voting Power:                0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:       666,667*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person:  666,667*
--------------------------------------------------------------------------------

(10)   Check if  the Aggregate Amount  in  Row (9) Excludes Certain  Shares (See
       Instructions):   N/A
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(11)   Percent of Class Represented by Amount in Row (9):   3.2%*
--------------------------------------------------------------------------------

(12)   Type of Reporting Person (See Instructions):    IA
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*As of December 31, 2008 (the "Effective Date"), Fort Mason Master, LP, a Cayman
Islands limited partnership ("Master"), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the "Funds"), held in the aggregate warrants (the "Warrants") which entitle the Funds to purchase up to an aggregate of 666,667 shares of the Common Shares without par value (the "Shares") of Leading Brands, Inc., a British Columbia, Canada corporation (the "Company"), at an exercise price of $3.95 per Share. The Warrants provide that in no event shall the Warrants be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of more than 4.99% of the outstanding Shares (the "4.99% Issuance Limitation"). The Funds have the right to amend the 4.99% Issuance Limitation, upon sixty-one (61) days written notice to the Company, so that the Warrants shall be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of no more than 9.99% of the outstanding Shares. The 4.99% Issuance Limitation currently remains in effect. As of the Effective Date, Fort Mason Capital, LLC, a Delaware limited liability company ("Capital"), served as the investment manager of the Funds and possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Thus, as of the Effective Date, for the purposes of Reg. Section 240.13d-3, Capital was deemed to beneficially own 666,667 Shares, or 3.2% of the Shares deemed issued and outstanding as of that date. To the extent the shares underlying the Warrants should exceed the Issuance Limitation, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Capital or any other person that it is the beneficial owner of any of the Shares underlying the Warrants subject to the 4.99% Issuance Limitation for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. FMC Liquidation Company LLC, a Delaware limited liability company ("Liquidation"), was appointed as the liquidation agent of the Funds as of January 6, 2009. Liquidation's address of principle business office is 312 Lombard Street, Suite A, San Francisco, CA 94133. On January 30, 2009, Capital ceased operations and terminated.

Item 1(a).  Name Of Issuer.   Leading Brands, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            Suite 1800 - 1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6


Item 2(a).  Name of Person Filing.  Fort Mason Capital, LLC*

Item 2(b). Address of Principal Business Office or, if None, Residence. 580 California Street, Suite 1925, San Francisco, CA 94104*

Item 2(c).  Citizenship.   Delaware*

Item 2(d).  Title of Class of Securities.  Common Shares without par value

Item 2(e).  CUSIP No.  52170U108


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership.

            (a) Amount Beneficially Owned (as of December 31, 2008)     666,667*

            (b) Percent of Class (as of December 31, 2008)                 3.2%*

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote           666,667*

               (ii)  shared power to vote or to direct the vote               0

               (iii) sole power to dispose or to direct the
                     disposition of                                     666,667*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0


*As of December 31, 2008 (the "Effective Date"), Fort Mason Master, LP, a Cayman Islands limited partnership ("Master"), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the "Funds"), held in the aggregate warrants (the "Warrants") which entitle the Funds to purchase up to an aggregate of 666,667 shares of the Common Shares without par value (the "Shares") of Leading Brands, Inc., a British Columbia, Canada corporation (the "Company"), at an exercise price of $3.95 per Share. The Warrants provide that in no event shall the Warrants be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of more than 4.99% of the outstanding Shares (the "4.99%

Issuance Limitation"). The Funds have the right to amend the 4.99% Issuance Limitation, upon sixty-one (61) days written notice to the Company, so that the Warrants shall be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of no more than 9.99% of the outstanding Shares. The 4.99% Issuance Limitation currently remains in effect. As of the Effective Date, Fort Mason Capital, LLC, a Delaware limited liability company ("Capital"), served as the investment manager of the Funds and possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Thus, as of the Effective Date, for the purposes of Reg. Section 240.13d-3, Capital was deemed to beneficially own 666,667 Shares, or 3.2% of the Shares deemed issued and outstanding as of that date. To the extent the shares underlying the Warrants should exceed the Issuance Limitation, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Capital or any other person that it is the beneficial owner of any of the Shares underlying the Warrants subject to the 4.99% Issuance Limitation for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. FMC Liquidation Company LLC, a Delaware limited liability company ("Liquidation"), was appointed as the liquidation agent of the Funds as of January 6, 2009. Liquidation's address of principle business office is 312 Lombard Street, Suite A, San Francisco, CA 94133. On January 30, 2009, Capital ceased operations and terminated.



Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 13, 2009


                                         FMC Liquidation Company LLC as
                                         Liquidation Agent of Fort Mason Master,
                                         LP and Fort Mason Partners, LP

                                         By:/s/ David Smolen
                                            --------------------------------
                                                David Smolen
                                                Executive Vice President




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)